May 26, 2020

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Form AW - Request for Withdrawal

First Trust Exchange-Traded Fund III

Registration on Form N-1A

Post-Effective Amendment No. 114

(Registration Statement File Nos. 333-176976, 811-22245)

Ladies and Gentleman:

On behalf of the Corbett Road Tactical Opportunity ETF (the “Fund”), a series of First Trust Exchange-Traded Fund III (the “Trust”), the Trust hereby requests the withdrawal of the above-mentioned Post-Effective Amendment to the Trust’s Registration Statement pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the “1933 Act”). Post-Effective Amendment No. 114 was originally filed with the Securities and Exchange Commission on May 1, 2020. This request for withdrawal is made to allow the Fund to be refiled in exactly the same form under the First Trust Exchange-Traded Fund VIII (Registration Nos. 333-210186 and 811-23147). No securities have been sold pursuant to Post-Effective Amendment No. 114 to the Trust’s Registration Statement.

Sincerely,

FIRST TRUST EXCHANGE-TRADED FUND III

By: /s/  James M. Dykas

James M. Dykas

President and Chief Executive Officer